Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-232144
Dated March 4, 2021

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei 225 Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE China 50 Index (Bloomberg symbol: “XIN0I”). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 40%, each of the FTSE® 100 Index and the Nikkei 225 Index will be given an initial weight of 20%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.5% and the FTSE China 50 Index will be given an initial weight of 5%.
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amounts	[$10.80 to $10.90] if called on the first Observation Date and [$11.60 to $11.80] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity

•    If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•    If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•    1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	135% of the Starting Value
Step Up Payment	$3.50 per unit, a 35% return over the principal amount
Threshold Value	100% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000095010321003514/ dp147118_424b2-3813baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•      If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•      Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•      Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

•      The initial estimated value of the notes on the pricing date will be less than their public offering price.

•      If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•      If called, your return on the notes is limited to the applicable Call Premium.

•      You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•      Your return on the notes may be affected by factors affecting the international securities markets. In addition, you will not obtain the benefit of any increase in the value of any currency in which the securities included in the Basket Components are traded against the U.S. dollar, which you would receive if you had owned the securities included in the Basket Components during the term of your notes, although the value of the notes may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%(1)	$13.50(2)	35.00%
5.00%	$13.50	35.00%
10.00%	$13.50	35.00%
20.00%	$13.50	35.00%
30.00%	$13.50	35.00%
35.00%(3)	$13.50	35.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%
70.00%	$17.00	70.00%

(1)  The hypothetical percentage change corresponds to the Threshold Value.

(2)  This amount represents the sum of the principal amount and the Step Up Payment of $3.50.

(3)  This hypothetical percentage change corresponds to the Step Up Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.